UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Hall, Kinion & Associates, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

406069104

(CUSIP Number)

Robert J. Grammig, Esq.

Holland & Knight, LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

(813) 227-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Securities Exchange Act of 1934.

CUSIP No. 406069104	13D	Page 2 of 7

1.	Names of Reporting Persons: I.R.S. Identification No. of Above Persons Kforce Inc. 59-3264661

2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐(1)

3.	SEC use only

4.	Source of Funds (see Instructions) 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0-

8. Shared Voting Power 3,807,142(2)

9. Sole Dispositive Power -0-

10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,807,142(2)

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 30.2%(3)	☐

14.	Type of Reporting Person (see Instructions) CO

(1)	As a result of Irrevocable Proxy and Voting Agreements (the “Voting Agreements”), dated as of December 2, 2003, between Kforce (as defined in Item 2 below), Novato Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Kforce (“Novato”), HAKI (as defined in Item 1 below) and certain stockholders of HAKI, Kforce may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Voting Agreements are filed with this Schedule 13D and incorporated herein by reference.
(2)	3,807,142 shares of Hall Kinion Common Stock are subject to the Voting Agreements. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are exercisable within 60 days of December 2, 2003. Kforce expressly disclaims beneficial ownership of any of the shares of Hall Kinion Common Stock subject to the Voting Agreements.
(3)	Based upon 12,585,963 shares of Hall Kinion Common Stock outstanding as of November 6, 2003 (as contained in the most recently available filing with the SEC by Hall Kinion).

CUSIP No. 406069104	13D	Page 3 of 7

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (“ HAKI Stock”) of Hall, Kinion & Associates, Inc., a Delaware corporation (“HAKI”).

Item 2.	Identity and Background.

This Schedule is being filed by Kforce Inc., a Florida corporation (“Kforce”) whose principal executive offices are located at 1001 East Palm Avenue, Tampa, Florida 33605. Kforce is a national provider of professional and technical specialty staffing services.

The names, principal occupation and principal business address of each of the directors and executive officers of Kforce are as follows:

Name	Address	Occupation
David L. Dunkel	1001 East Palm Avenue Tampa, Florida 33605	Director and Chief Executive Officer of Kforce

William L. Sanders	1001 East Palm Avenue Tampa, Florida 33605	Senior Vice President, and Chief Operating Officer of Kforce

Derrell E. Hunter	1001 East Palm Avenue Tampa, Florida 33605	Chief Financial Officer of Kforce

John N. Allred	ARG, Inc. P.O. Box 7261 Shawnee Mission, Kansas 66207-0261	President of A.R.G., Inc. and Director of Kforce

W.R. Carey, Jr.	Corporate Resource Development, Inc. 400 Galleria Parkway Suite 1500 Atlanta, Georgia 30339	Chairman & Chief Executive Officer of Corporate Resource Development, Inc. and Director of Kforce

Richard M. Cocchiaro	1001 East Palm Avenue Tampa, Florida 33605	Vice President of National Accounts and Director of Kforce

Mark F. Furlong	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202	Executive Vice President & Chief Financial Officer of Marshall & Ilsley Corporation and Director of Kforce

Joseph J. Liberatore	1001 East Palm Avenue Tampa, Florida 33605	Senior Vice President and Chief Talent Officer of Kforce

Todd W. Mansfield	Crosland, Inc. 125 Scaleybark Road Charlotte, North Carolina 28209	Chief Executive Officer of Crosland, Inc. and Director of Kforce

Ken W. Pierce	1001 East Palm Avenue Tampa, Florida 33605	Senior Vice President and Chief Marketing Officer of Kforce

Elaine D. Rosen	Preble Street Resource Center P.O. Box 1459 5 Portland Street Portland, Maine 04104	Chair of Capital Campaign for Preble Street Resource Center and Director of Kforce

Ralph E. Struzziero	25 Ocean Avenue Cape Elizabeth, Maine 04107	Independent Business Consultant and Director of Kforce

Howard W. Sutter	1001 East Palm Avenue Tampa, Florida 33605	Director and Vice President of Kforce

A. Gordon Tunstall	Tunstall Consulting, Inc. 13153 North Dale Mabry Highway Suite 200 Tampa, Florida 33618	President of Tunstall Consulting, Inc. and Director of Kforce

CUSIP No. 406069104	13D	Page 4 of 7

During the last five years, to the best of Kforce’s knowledge, neither Kforce nor any executive officer or director of Kforce has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the best of Kforce’s knowledge, neither Kforce nor any executive officer or director of Kforce has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it or any officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

Kforce is a corporation organized under the laws of Florida. Each officer and director of Kforce is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Each stockholder of HAKI listed in item 5 below (individually, a “Stockholder” and collectively, the “Stockholders”) agreed to deliver a Voting Agreement in consideration for Kforce’s agreement to execute the Agreement and Plan of Merger, dated as of December 2, 2003, (the “Merger Agreement”) between Kforce, HAKI and Novato.

The information in Items 4, 5 and 6 of this Statement is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

The Voting Agreements were entered into as an inducement to, and in consideration for, Kforce entering into the Merger Agreement. Pursuant to the Voting Agreements, each Stockholder has agreed to grant Kforce a proxy to vote his HAKI Stock or otherwise cause his HAKI Stock to be voted: (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any action that would result in any of the conditions of Kforce’s or Novato’s obligations under the Merger Agreement not being fulfilled, (iii) against any action that would result in a breach by HAKI of any its covenants, representations or warranties under the Merger Agreement, and (iv) against (A) any Third Party Acquisition Proposal (as defined in the Merger Agreement), or (B) the election of a group of individuals to replace a majority or more of the individuals on the Board of Directors of HAKI. In addition each of the Stockholders has irrevocably granted to William L. Sanders, Howard W. Sutter, and Derrell E. Hunter in their respective capacity as officers of Kforce, a proxy to vote his HAKI Stock and appoints such officers of Kforce as his attorney-in-fact until the earlier of the effective date of the Merger (as defined below) or the termination of the Merger Agreement in accordance with its terms.

Other than the Voting Agreements described herein, Kforce is not entitled to any other rights as a stockholder of HAKI. Other than with respect to the exercise of the irrevocable proxies to vote the HAKI Stock as described above, Kforce expressly disclaims beneficial ownership of the HAKI Stock that is subject to the Voting Agreements.

Kforce and HAKI plan to merge Novato with and into HAKI (the “Merger”). The Merger Agreement provides that, at the effective time of the Merger, generally, each issued and outstanding share of HAKI Stock will be automatically converted into the right to receive an aggregate amount of validly issued, fully paid and non-assessable shares of Kforce common stock equal to the “Exchange Ratio”.

CUSIP No. 406069104	13D	Page 5 of 7

The Exchange Ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the closing prices of Kforce common stock on the Nasdaq National Market over the fifteen days ending on and including the third trading day preceding the closing of the Merger (the “Market Trading Price”). The Exchange Ratio shall be determined as follows:

•	if the Market Trading Price is equal to or greater than $7.09 but less than $9.60, the Exchange Ratio shall equal .60;

•	if the Market Trading Price is equal to or greater than $9.60, the Exchange Ratio shall be calculated by dividing $5.75 by the Market Trading Price, rounded to the third decimal place; or

•	if the Market Trading Price is less than $7.09, the Exchange Ratio shall be calculated by dividing $4.25 by the Market Trading Price, rounded to the third decimal place.

In addition, as a result of the consummation of the Merger, (1) the present board of directors of HAKI will be replaced by the board of directors of Novato; (2) the present officers of HAKI will be replaced by the officers of Novato; and (3) the Certificate of Incorporation of Novato in effect immediately prior to the effective time of the Merger shall be the Certificate of Incorporation of the surviving corporation, with the name of the surviving corporation in the Merger remaining “Hall, Kinion & Associates, Inc.”

In addition, as a result of the consummation of the Merger, the HAKI Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and application will be made to delist the HAKI Stock from Nasdaq National Market.

The descriptions of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 through and 99.10 and which are incorporated herein by reference.

Other than as described above or set forth in the Merger Agreement, neither Kforce nor any person described in Item 2 has plans or proposals which relate to, or may result in, any of the matters required to be disclosed under Items 4(a)-(j) of this Schedule 13D.

The information in Items 3, 5 and 6 of this Statement is incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

As a result of the Voting Agreements, Kforce has acquired shared voting power of, and as a result may be deemed to beneficially own, 3,807,142 shares of HAKI Stock, which represents approximately 30.2% of the issued and outstanding HAKI Stock as of December 4, 2003. Nothing herein shall be deemed an admission by Kforce as to the beneficial ownership of any HAKI Stock, and Kforce expressly disclaims beneficial ownership of all HAKI Stock except to the extent described above.

To the knowledge of Kforce, as of December 12, 2003, no person described in Item 2 above beneficially owns any HAKI Stock.

To the best of Kforce’s knowledge, no transactions in HAKI Stock has been effected during the past 60 days by Kforce or any other person described in Item 2 hereof other than as set forth in the Merger Agreement and the following Voting Agreements with Stockholder:

Date	Stockholder	Number of Shares of HAKI Stock
December 2, 2003	Brenda C. Rhodes	2,261,522
December 2, 2003	Jeffrey A. Evans	383,939
December 2, 2003	Herbert I. Finkelman	50,000
December 2, 2003	Rita S. Hazell	156,774
December 2, 2003	Todd J. Kinion	697,984
December 2, 2003	Martin A. Kropelnicki	151,923
December 2, 2003	Jon H. Rowberry	55,000

CUSIP No. 406069104	13D	Page 6 of 7

Date	Stockholder	Number of Shares of HAKI Stock
December 2, 2003	Jack F. Jenkins-Stark	25,000
December 2, 2003	Michael S. Stein	25,000

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The contracts, arrangements, understandings or relationships with respect to the HAKI Stock consist of the Merger Agreement and the Voting Agreements relating thereto. The Merger Agreement and Voting Agreements are attached hereto as Exhibits and specifically incorporated by reference herein.

Except for the Merger Agreement and the Voting Agreements, neither Kforce nor, to the best of Kforce’s knowledge, any other person named in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to HAKI Stock, including, but not limited to, transfer or voting of any of the HAKI Stock, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the HAKI Stock.

Item 7.	Material to be Filed as Exhibits.

99.1.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Brenda C. Rhodes.

99.2.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Jeffrey A. Evans.

99.3.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Herbert I. Finkelman.

99.4.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Rita S. Hazell.

99.5.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Todd J. Kinion.

99.6.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Martin A. Kropelnicki.

99.7.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Jon H. Rowberry.

99.8.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Jack F. Jenkins-Stark.

99.9.	Voting Agreement among Kforce Inc., Novato Acquisition Corporation, Hall, Kinion & Associates, Inc. and Michael S. Stein.

99.10.	Agreement and Plan of Merger dated December 2, 2003 by and among Kforce Inc., Hall, Kinion & Associates, Inc. and Novato Acquisition Corporation.

CUSIP No. 406069104	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2003

KFORCE INC.

By:	/s/ David L. Dunkel

Its:	Chief Executive Officer